024 Putnam OTC & Emerging Growth Fund attachment
7/31/04 Annual

77D

Subject to shareholder approval at a shareholder meeting currently expected to be held within the next six months, the Trustees approved on June 10, 2004 the following revised versions of fundamental restrictions (1), (3) and (4):

(1)	The fund may not[w]ith respect to 75% of its total assets,
invest in securities of any issuer if, immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to obligations issued or guaranteed as to interest or principal by the U.S. government or its agencies or instrumentalities or to securities issued by other investment companies.

(3)	The fund may not[b]orrow money in excess of 33 1/3% of the
value of its total assets (not including the amount borrowed) at the time the borrowing is made.

(4)	The fund may not[m]ake loans, except by purchase of debt
obligation in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements or by lending its portfolio securities.

1 N-SAR